                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. __)*

                              TALARIAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874090 10 3
                        --------------------------------
                                 (CUSIP Number)

                             Christopher G. O'Meara
          Executive Vice President, Finance and Chief Financial Officer
                               TIBCO Software Inc.
                                3165 Porter Drive
                           Palo Alto, California 94304
                                 (650) 846-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 4, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP NO. 874090 10 3                                      Page 2 of 9 Pages
--------------------------                              ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      TIBCO Software Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      77-0449727

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC, OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             6,988,034 /(1)(2)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,988,034 /(1)(2)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.2%/(3)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP NO. 874090 10 3                                      Page 3 of 9 Pages
--------------------------                              ------------------------

/(1)/ TIBCO Software Inc. has entered into a Voting Agreement dated January 4, 2002 with certain stockholders of Talarian Corporation which provides that such stockholders will vote all of the shares of Talarian Common Stock beneficially owned by them (a) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (b) against certain acquisition proposals from parties other than TIBCO and any amendment of Talarian's bylaws or certificate of incorporation or any other action or transaction that could reasonably be expected to prevent or materially impede or delay consummation of the Merger or the consummation of the transactions contemplated by the Voting Agreement or change in any manner the voting rights of the Talarian Common Stock. TIBCO Software Inc. does not have any rights as a stockholder of Talarian Corporation pursuant to the Voting Agreement and neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by TIBCO Software Inc. that it is the beneficial owner of any of the common stock of Talarian Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

/(2)/ Includes options held by certain stockholders of Talarian Corporation to purchase up to 331,907 shares of Talarian Common Stock.

/(3)/ Based on 19,303,203 shares outstanding as of November 30, 2002.

                                  SCHEDULE 13D
---------------------------                     --------------------------------
CUSIP No. 874090 10 3                            Page 4 of 9 Pages
---------------------------                     --------------------------------

Item 1 - Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Talarian Common Stock"), of Talarian Corporation, a Delaware corporation ("Talarian"). The principal executive office of Talarian is located at 333 Distel Circle, Los Altos, CA 94022.

Item 2 - Identity and Background

     (a) - (c) This Schedule 13D is being filed by TIBCO Software Inc., a Delaware corporation ("TIBCO"). The address of the principal business and principal office of TIBCO is 3165 Porter Drive, Palo Alto, CA 94304. TIBCO is a provider of e-business infrastructure software products that enable business-to-business, business-to-consumer and business-to-employee solutions.

     As a result of entering into the Voting Agreement described in Items 3 and 4 below, TIBCO may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below) for purposes of Section13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. TIBCO expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

     To the best of TIBCO's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of TIBCO, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in
Schedule I is incorporated herein by reference.

     (d) - (e) During the last five years, neither TIBCO nor, to the best knowledge of TIBCO, any of the executive officers or directors of TIBCO, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

     TIBCO entered into an Agreement and Plan of Merger dated as of January
4, 2002, by and among TIBCO, Panther Acquisition Corporation, a Delaware corporation and newly formed wholly-owned subsidiary of TIPCO ("Merger Sub"), and Talarian (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with Talarian, pursuant to which each outstanding share of Talarian Common Stock will be converted into the right to receive: (i) $2.65

                                  SCHEDULE 13D
---------------------------                     --------------------------------
CUSIP No. 874090 10 3                            Page 5 of 9 Pages
---------------------------                     --------------------------------

in cash, without interest, and (ii) a fraction of a share of common stock of TIBCO equal to (a) $2.65 divided by (b) the average of the closing sales prices for one share of TIBCO common stock as reported on the Nasdaq National Market for the ten consecutive trading days ending (and including) one day prior to the closing date of the transaction (the "Closing Trading Price"); provided that if such calculation yields a Closing Trading Price that is greater than $16.21, then the Closing Trading Price shall be deemed to be $16.21; and if such calculation yields a Closing Trading Price that is less than $12.16, then the Closing Trading Price shall be deemed to be $12.16. The Merger is subject to certain conditions.

     As an inducement for TIBCO to enter into the Merger Agreement and in consideration thereof, certain stockholders of Talarian (collectively, the "Stockholders") entered into a voting agreement with TIBCO dated as of January 4, 2002 (the "Voting Agreement"), whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Talarian Common Stock beneficially owned by them (a) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (b) against certain acquisition proposals from parties other than TIBCO and any amendment of Talarian's bylaws or certificate of incorporation or any other action or transaction that could reasonably be expected to prevent or materially impede or delay consummation of the Merger or the consummation of the transactions contemplated by the Voting Agreement or change in any manner the voting rights of the Talarian Common Stock. TIBCO did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement. The Voting Agreement terminates upon the earlier to occur of (1) completion of the Merger, or (2) termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Talarian Common Stock beneficially owned by each Stockholder is set forth on the signature pages to the Voting Agreement which are incorporated herein by reference.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4 - Purpose of Transaction

     (a) - (j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

     Upon consummation of the Merger as contemplated by the Merger Agreement (1) Merger Sub will be merged with Talarian, (2) the Board of Directors and officers of the surviving corporation will be the Board of Directors and officers of Merger Sub, (3) the Certificate of Incorporation and Bylaws of the surviving corporation will be the Certificate of Incorporation and Bylaws of Merger Sub,
(4) Talarian Common Stock will cease to be authorized for listing on

                                  SCHEDULE 13D
---------------------------                     --------------------------------
CUSIP No. 874090 10 3                            Page 6 of 9 Pages
---------------------------                     --------------------------------

the Nasdaq National Market, and (5) Talarian Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5 - Interest in Securities of the Issuer

     (a)-(b) The number of shares of Talarian Common Stock covered by the Voting Agreement is 6,988,034 (including 311,907 shares subject to options), which constitutes approximately 36.2% of Talarian Common Stock, based on the number of shares of Talarian Common Stock outstanding on November 30, 2001, as represented by Talarian in the Merger Agreement. By virtue of the Voting Agreement, TIBCO may be deemed to share with the Stockholders the power to vote shares of Talarian Common Stock subject to the Voting Agreement. However, TIBCO (1) is not entitled to any rights as a stockholder of Talarian as to the shares of Talarian Common Stock covered by the Voting Agreement and (2) disclaims any beneficial ownership of the shares of Talarian Common Stock which are covered by the Voting Agreement. See the information in Items 2 and 3 with respect to the Stockholders and the information in Item 3 with respect to the Voting Agreement, which information is incorporated herein by reference.

     (c) To the best of TIBCO's knowledge as of the date hereof (1) neither TIBCO nor any subsidiary or affiliate of TIBCO nor any of TIBCO's executive officers or directors, beneficially owns any shares of Talarian Common Stock and
(2) there have been no transactions in the shares of Talarian Common Stock effected during the past 60 days by TIBCO, nor to the best of TIBCO's knowledge, by any subsidiary or affiliate of TIBCO or any of TIBCO's executive officers or directors.

     (d) Not applicable.

     (e) Not applicable.

     Reference to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP No. 874090 10 3                                  Page 7 of 9 Pages
-----------------------------                         --------------------------

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of TIBCO's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons with respect to any securities of Talarian.

Item 7 - Material to be Filed as Exhibits

Exhibit     Description

1 Agreement and Plan of Merger dated as of January 4, 2002, by and among TIBCO Software Inc., Panther Acquisition Corporation, and Talarian Corporation. (without exhibits).

2 Voting Agreement dated as of January 4, 2002, by and among TIBCO Sofware Inc. and each of certain individual stockholders of Talarian Corporation.

                                  SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP No. 874090 10 3                                  Page 8 of 9 Pages
-----------------------------                         --------------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2002                    /s/ Robert P. Stefanski
                                          --------------------------------------
                                          Robert P.Stefanski
                                          Executive Vice President, General
                                          Counsel and Secretary

                                  SCHEDULE 13D
-----------------------------                         --------------------------
CUSIP No. 874090 10 3                                  Page 9 of 9 Pages
-----------------------------                         --------------------------

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF TIBCO SOFTWARE INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of TIBCO. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 3165 Porter Drive Palo Alto, California 94304.

                               BOARD OF DIRECTORS
Name and Title             Present Principal Occupation
--------------             ----------------------------
Yogen K. Dalal             General Partner, Mayfield Fund, 2800 Sand Hill Road,
                           Menlo Park, CA 94025
Peter Job                  Former Chief Executive Officer, Reuters Group PLC
Vivek Y. Ranadive          Chief Executive Officer and Chairman of the Board,
                           TIBCO Software Inc.
Larry W. Sonsini           Chairman, Wilson Sonsini Goodrich & Rosati, 650 Page
                           Mill Road, Palo Alto, CA 94304
Matthew Szulik             Chief Executive Officer and President, Red Hat, Inc.,
                           2600 Meridian Parkway, Durham, NC 27713
David Ure                  Executive Director, Reuters Group PLC, 85 Fleet
                           Street, London EC4P 4AJ, United Kingdom
Michael Volpi              Chief Strategy Officer, Cisco Systems, Inc., 160 W.
                           Tasman Drive, San Jose, CA 95134
Philip K. Wood             Deputy Finance Director, Reuters Group PLC, 85 Fleet
                           Street, London EC4P 4AJ, United Kingdom

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title             Title and Present Principal Occupation
--------------             --------------------------------------
Frank Bergandi             Senior Vice President, Worldwide Sales and Field Operations
Rajesh Mashruwala          Executive Vice President, Marketing and Engineering
Fred Meyer                 Chief Marketing Officer
Christopher O'Meara        Executive Vice President, Finance and Chief Financial Officer
Murray Rode                Chief Corporate Development Officer
Robert Sefanski            Executive Vice President, General Counsel and Secretary
Murat Sonmez               Senior Vice President, Marketing

                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------
1 Agreement and Plan of Merger dated as of January 4, 2002, by and among TIBCO Software Inc., Panther Acquisition Corporation, and Talarian Corporation. (without exhibits).

2 Voting Agreement dated as of January 4, 2002, by and among TIBCO Sofware Inc. and each of certain individual stockholders of Talarian Corporation.